SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC  20549

                                ===============

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No.   )


                          PAN ASIA COMMUNICATIONS CORP.
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                                (Name of issuer)

                                  COMMON STOCK
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                         (Title of class of securities)

                                   30213S 207
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                                 (CUSIP number)

                           EUROCAPITAL HOLDINGS A.V.V.
                      7 ABRAHAM DE VEERSTRAAT, P.O. BOX 840
                          CURA AO, NETHERLANDS ANTILLES
                                (599) 9-461-3709
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                DECEMBER 5, 2002
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             (Date of event which required filing of this statement)



     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [_].

     Check the following box if a fee is being paid with the statement  [_].


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CUSIP NO. 30213S 207                  13D                      PAGE 2 OF 5 PAGES
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1    NAME OF REPORTING PERSONS

     EUROCAPITAL HOLDINGS A.V.V.

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP*                     (a) [_]
                                                                         (b) [_]

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3    SEC USE ONLY

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4    SOURCE OF FUNDS*

     00

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)                                           [_]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     ARUBA (EUROCAPITAL HOLDINGS A.V.V.)

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NUMBER OF     7     SOLE VOTING POWER
                    4,074,063 COMMON SHARES
SHARES
              ------------------------------------------------------------------
BENEFICIALLY  8     SHARED VOTING POWER

OWNED BY            0
              ------------------------------------------------------------------
EACH          9     SOLE DISPOSITIVE POWER

REPORTING           4,074,063 COMMON SHARES
              ------------------------------------------------------------------
PERSON WITH   10    SHARED DISPOSITIVE POWER
                    0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,074,063 COMMON SHARES

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [_]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     24%

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14   TYPE OF REPORTING PERSON*

     CO

CUSIP NO. 30213S 207                  13D                      PAGE 3 OF 5 PAGES
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1    NAME OF REPORTING PERSONS

     JACK PAGE

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP*                     (a) [_]
                                                                         (b) [_]

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3    SEC USE ONLY

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4    SOURCE OF FUNDS*

     00

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)                                           [_]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     SOUTH AFRICAN (JACK PAGE)

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NUMBER OF     7     SOLE VOTING POWER
                    4,074,063 COMMON SHARES
SHARES
              ------------------------------------------------------------------
BENEFICIALLY  8     SHARED VOTING POWER

OWNED BY            0
              ------------------------------------------------------------------
EACH          9     SOLE DISPOSITIVE POWER

REPORTING           4,074,063 COMMON SHARES
              ------------------------------------------------------------------
PERSON WITH   10    SHARED DISPOSITIVE POWER
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,074,063 COMMON SHARES

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     24%

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14   TYPE OF REPORTING PERSON*

     CO

CUSIP NO. 30213S 207                  13D                      PAGE 4 OF 5 PAGES


ITEM 1.  SECURITY AND ISSUER.

This Statement relates to Common Shares with a par value of $0.03 of PanAsia Communications Corp. (the "Issuer"). The principal executive offices of the Issuer are located at Suite 1001, 1166 Alberni Street, Vancouver, British Columbia, Canada V6E 3Z3.

ITEM 2.  IDENTITY AND BACKGROUND.

This statement is being filed by:

     (a)  Jack Page

     (b)  Address: 93 East Lake Drive, Marina da Gama, Cape Town, South Africa
          7945

     (c)  Mr. Page is not an officer or director of the Issuer.

     (d) During the last five years, Mr. Page has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, Mr. Page has not been and is not now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Mr. Page is a citizen of South Africa.

     (g) Mr. Page is an investor and the controlling shareholder of EuroCapital Holdings A.V.V.

     (h) EuroCapital Holdings A.V.V. is a corporation organized under the laws of Aruba and established in Aruba as an Aruba Exempt Incorporation and is wholly controlled by Mr. Page.

     (i) Address: 7 Abraham de Veerstraat, P.O. Box 840, Cura ao, Netherlands Antilles

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Of the 4,074,063 Common Shares of the Issuer acquired by Mr. Page in the transaction(s) giving rise to the obligation to file this report, 4,074,063 Common Shares of the Issuer are owned indirectly by Mr. Page through EuroCapital Holdings A.V.V., a company wholly controlled by Mr. Page.

Of the 4,074,063 Common Shares of the Issuer directly and indirectly acquired by Mr. Page, 4,000,000 Common Shares were issued to him without the payment of any additional consideration as part of a debt settlement agreement with EuroCapital Holdings A.V.V. to settle debts of $120,000.

ITEM 4.  PURPOSE OF TRANSACTION.

On December 5, 2002, Mr. Page acquired 4,000,000 Common Shares of the Issuer indirectly through EuroCapital Holdings A.V.V. Following the issuance of the 4,000,000 Common Shares of the Issuer on December 5, 2002, which transaction gave rise to the obligation to file this report, Mr. Page owned a total of 4,074,063 Common Shares of the Issuer indirectly through EuroCapital Holdings A.V.V.

Subject to market and business conditions and other factors, Mr. Page, either directly himself or through EuroCapital Holdings A.V.V., may purchase additional shares, maintain his present ownership of shares or sell some or all of the shares. At present, Mr. Page contemplates that such additional shares, if any, would also be purchased for investment purposes only.

CUSIP NO. 30213S 207                  13D                      PAGE 5 OF 5 PAGES

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) The aggregate number and percentage of Issuer Common Shares beneficially owned by Jack Page are 4,074,063 and 24%, respectively.

(b)  See Items 7 through 10 on the Cover Pages of this Schedule 13D.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Except as set forth above or set forth in the exhibits, there are no contracts, arrangements, understandings, or relationships between EuroCapital Holdings A.V.V. and any other person with respect to any securities of the Company.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     (i) Management Agreement between Explore Technologies Inc. and EuroCapital Holdings A.V.V. dated February 1, 2002.

     (ii) Settlement Agreement between PanAsia Communications Corp. and EuroCapital Holdings A.V.V. dated December 5, 2002


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                               February 4, 2003
                                   ------------------------------------------
                                                     (Date)


                                                /s/ Jack Page
                                   ------------------------------------------
                                                 (Signature)


                                                  Jack Page
                                   ------------------------------------------
                                                 (Name/Title)


                                          EUROCAPITAL HOLDINGS A.V.V.,
                                          by its authorized signatory:

                                               /s/ Edwin Geerman
                                   ------------------------------------------
                                                   (Signature)

                                          Dutch Antilles Management N.V.
                                        Edwin Geerman, Managing Director
                                   ------------------------------------------
                                                     Name/Title


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